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EXHIBIT 12.1

IMCLONE SYSTEMS INCORPORATED

RATIO OF EARNINGS TO FIXED CHARGES

(in thousands)

	Year Ended
	2004	2003	2002	2001	2000
Income (loss) before taxes	$131,014	$(112,011)	$(157,224)	$(127,607)	$(70,469)
Add:
Fixed charges	15,769	16,325	16,381	15,773	13,228
Amortization of capitalized interest	98	98	98	49	—
Less:
Interest capitalized during the period	6,087	6,059	2,077	1,656	846

Income (loss) before income taxes, as adjusted	$140,794	$(101,647)	$(142,822)	$(113,441)	$(58,087)

Fixed Charges:
Interest (gross), including amortization of debt issuance costs	14,520	15,184	15,256	15,252	12,951
Portion of rent representative of the interest factor	1,249	1,141	1,125	521	277

Fixed charges	$15,769	$16,325	$16,381	$15,773	$13,228

Deficiency of earnings available to cover fixed charges	$—	$(117,972)	$(159,203)	$(129,214)	$(71,315)

Ratio of earnings to fixed charges	8.9:1	—	—	—	—

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IMCLONE SYSTEMS INCORPORATED RATIO OF EARNINGS TO FIXED CHARGES (in thousands)